EXHIBIT B

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(English Language Translation)

February 6, 2015

Company Name:	Daiwa House Industry Co., Ltd. (Code Number: 1925, First Section of Tokyo Stock Exchange)
Name and Title of Representative:	Naotake Ohno, President and COO
Contact:	Yuji Yamada, Executive Officer, General Manager, IR Department
Telephone No.:	+81-6-6342-1400

Announcement of Revision of Dividend Forecast for Fiscal Year Ending March 2015 (76th Term)

Daiwa House Industry Co., Ltd. (the “Company”) hereby announces that a meeting of the Board of Directors held as of today resolved the revision of the Company’s dividend per share forecast for fiscal year 2015 as stated below.

1.	Basis for Revision of Dividend Forecast

The Company has formulated its basic policy for distributing dividends to its shareholders by taking into consideration the balance between the return of profits to its shareholders and the internal reserves required for future business development and strengthening of the management base. Regarding the dividend payout ratio, the Company has decided on a goal of 30% of consolidated current net income, and has maintained stable dividends while aiming for the return of profits in connection with the business results.

With respect to the dividends at the end of the current fiscal year, the Company had planned to provide a dividend of 25 yen per share in accordance with the above-mentioned basic policy; however, based on the progress of the business results, the Company now forecasts that it will provide a year-end dividend of 25 to 35 yen per share (in addition to the interim dividend of 25 yen, making the total expected dividend for the entire fiscal year 50 to 60 yen per share).

2.	Details of Revision

	Dividends per year (yen)
	End of 2nd Quarter	Year-end	Full-year
Previous forecast		25.00	50.00
Currently revised forecast		25.00~35.00	50.00~60.00
Dividend payments currently made	25.00
Dividend payments made during previous year (Fiscal Year Ended in March 2014)	20.00	30.00	50.00
			End